Mail Stop 4561
via fax (858) 826-6679

October 15, 2009

Mr. Kenneth C. Dahlberg
Chairman of the Board and Chief Executive Officer
SAIC, Inc.
10260 Campus Point Drive
San Diego, California 92121

   Re: **SAIC, Inc.**
      Form 10-K for the Fiscal Year Ended January 31, 2009
      Filed March 30, 2009
      File No. 001-33072

Dear Mr. Dahlberg:

   We have reviewed your response letter dated October 14, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 8, 2009.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1. Please refer to prior comment 1. Clarify whether the pricing structure of your contracts is a driver in your determination of the applicable revenue recognition policy used as it is unclear from your prior response whether the Company accounts for <u>all</u> fixed price contracts under SAB 104 and <u>all</u> "flexibly priced" contracts under SOP 81-1. Also, please explain the types of services provided in your "flexibly priced contracts." In this regard, we also note from your response

that the Company's U.S. government contracts are within the scope of SOP 81-1 because the technical services and solutions that you provide to these customers are "services provided by engineers or similarly skilled scientists or technical professionals." Please clarify whether the services provided by these technical professionals are services essential to the construction or production of tangible property pursuant to the guidance in footnote 1 of SOP 81-1.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief